EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Nine Month Periods Ended August 1, 2014 and July 26, 2013

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	August 1,	July 26,	August 1,	July 26,
	2014	2013	2014	2013
Net Sales	$531,124	$478,068	$1,565,678	$1,435,592
Gross Margin	182,473	178,902	538,113	520,623

Net Earnings from Continuing Operations Attributable to Esterline	38,908	39,213	106,233	99,846
Loss from Discontinued Operations Attributable to Esterline, Net of Tax	-	(975)	(343)	(975)
Net Earnings Attributable to Esterline	$38,908	$38,238	$105,890	$98,871

Basic

Weighted Average Number of Shares Outstanding	31,995	31,297	31,818	31,100

Earnings (Loss) Per Share Attributable to Esterline - Basic:
Continuing Operations	$1.22	$1.25	$3.34	$3.21
Discontinued Operations	-	(0.03)	(0.01)	(0.03)
Earnings (Loss) Per Share Attributable to Esterline - Basic:	$1.22	$1.22	$3.33	$3.18

Diluted

Weighted Average Number of Shares Outstanding	31,995	31,297	31,818	31,100
Net Shares Assumed to be Issued for Stock Options and RSUs	596	573	609	563
Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	32,591	31,870	32,427	31,663

Earnings (Loss) Per Share Attributable to Esterline - Diluted:
Continuing Operations	$1.19	$1.23	$3.28	$3.15
Discontinued Operations	-	(0.03)	(0.01)	(0.03)
Earnings (Loss) Per Share Attributable to Esterline - Diluted:	$1.19	$1.20	$3.27	$3.12